UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2024

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K, excluding Exhibit 99.1 attached hereto, is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-272779), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On February 6, 2024, Beamr Imaging Ltd. (the “Company”) announced that the scheduled launch date for its upcoming cloud service is February 20, 2024. Attached hereto and incorporated herein is the Company’s announcement that it will host a webinar to introduce its upcoming cloud service on February 20, 2024.

This Report on Form 6-K, including Exhibit 99.1 attached hereto (collectively, this “Report”), contain “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about the Company’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or products and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this Report are forward-looking statements. Forward-looking statements contained in Report may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this Report are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

EXHIBIT INDEX

Exhibit No.
99.1	Company Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: February 6, 2024	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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